UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15D

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF
1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-54307

NATIONAL WASTE MANAGEMENT HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

5920 N. Florida Avenue, Hernando, FL, 34442

(Exact name of registrant as specified in its charter)

Common Stock, No Par Value

(Exact name of registrant as specified in its charter)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13 (a) or 15(d) remains)

Please place an X in the box(s) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

☒	Rule 12g-4(a)(1)
☐	Rule 12g-4(a)(2)
☒	Rule 12h-3(b)(1)(i)
☐	Rule 12h-3(b)(1)(ii)
☐	Rule 15d-6

Approximate number of holders of record as of the certification or notice date: 32

Pursuant to the requirements of the Securities Exchange Act of 1934, National Waste Management Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

By:	/s/ Louis Paveglio
Louis Paveglio Chief Executive Officer

Date: January 19, 2018